DC

No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

March 20, 2006

3 1 2006
1086

Bruce M. Taten
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road
Suite 1200
Houston, TX 77067-4525

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/20/2006

Re: Nabors Industries Ltd.
Incoming letter dated January 16, 2006

Dear Mr. Taten:

This is in response to your letters dated January 16, 2006 and February 9, 2006 concerning the shareholder proposal submitted to Nabors by the Massachusetts Laborers' Pension Fund. We also have received a letter from the proponent dated February 6, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
P.O. Box 4000
Burlington, MA 01830-0900

1163739

NABORS CORPORATE SERVICES, INC.

Bruce M. Taten
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4525
281-775-8556
281-775-8431 (Dept. fax)
281-775-4318 (Private fax)

February 9, 2006

By Overnight Delivery
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nabors Industries Ltd.
Shareholder Proposal Submitted by the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

I write on behalf of Nabors Industries Ltd. ("Nabors" or the "Company") in response to the February 6, 2006 letter of the Massachusetts Laborers' Pension Fund (the "Proponent") regarding Nabors' January 16, 2006 No-Action Request with respect to the Proponent's shareholder proposal (the "Proposal") submitted for inclusion the Company's proxy statement and form of proxy for its 2006 Annual General Meeting of Shareholders (collectively, the "2006 Proxy Materials")

The Proponent's February 6 letter makes no new or convincing legal argument why the Security and Exchange Commission's Division of Corporation Finance staff (the "Staff") should abandon long standing rules, precedents and published policies where a shareholder fails to timely deliver a proposal to an issuer prior to the established deadline. However, the Proponent makes factual errors in its letter which should be corrected for the record.

In its February 6 letter, the Proponent erroneously states that it "transmitted a courtesy copy of the Proposal to the Company's Corporate Secretary by facsimile." As is evident from the Proponent's facsimile cover sheet, the Proposal was sent to a telephone number in area code 281, belonging to a subsidiary of Nabors located in Houston, Texas. Nabors' Corporate Secretary works at the Company's principal executive offices in Bermuda. Thus, it is also factually incorrect for the Proponent to state, as it does, that "the Corporate Secretary received the Proposal in advance of the deadline." The faxed Proposal was not delivered to Nabors' principal executive offices at all.

The analysis included in Nabors' initial No-Action Request remains on point. Because the Proposal was not received at the Company's principal executive offices in a timely manner as required by Rule 14a-8(e), and because this deficiency cannot be remedied by the Proponent, our opinion remains that the Proposal may be excluded from the Company's 2006 Proxy Materials. We respectfully ask the Staff's concurrence that the Proposal may be excluded from the Company's 2006 Proxy Materials.

Please do not hesitate to call me at (281) 775-8556, if I can be of any further assistance in this matter.

Sincerely,

Bruce M. Taten
Vice President and General Counsel

cc: Mr. Thomas P.V. Masiello
Administrator
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

Ms. Linda Priscilla
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

NABORS CORPORATE SERVICES, INC.

Bruce M. Taten
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4525
281-775-8556
281-775-8431 (Dept. fax)
281-775-4318 (Private fax)

January 16, 2006

By Overnight Delivery
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nabors Industries Ltd.
Shareholder Proposal Submitted by the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Nabors Industries Ltd. (the "Company") to omit from its proxy statement and form of proxy for its 2006 Annual General Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder resolution and statement in support thereof (together, the "Proposal") received from the Massachusetts Laborers' Pension Fund (the "Proponent"). The Proposal is attached hereto as Exhibit A. References herein to "Rules" refer to rules promulgated under the Securities Exchange Act of 1934, as amended.

The Company respectfully requests that the staff (the "Staff") of the Securities and Exchange Commission ("SEC" or "Commission") Division of Corporation Finance not recommend any type of enforcement action to the Commission if the Company omits the Proposal from its 2006 Proxy Materials for the following reason: **The Company believes the Proposal may be omitted under Rule 14a-8(e), because the Proponents did not deliver the Proposal to the principal executive offices of the Company prior to the required deadline.**

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), copies of this letter and its attachments are being mailed on this date to the Proponent, informing the Proponent of the Company's intention to omit the Proposal from the 2006 Proxy Materials. The Company presently intends to file its definitive 2006 Proxy Materials on or after April 15, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2006 Proxy Materials with the Commission.

ANALYSIS AND BASIS FOR EXCLUSION

The Proposal may be excluded under Rule 14a-8(e) because it was not received at the Company's principal executive offices prior to the required deadline.

Rule 14a-8(e) requires that shareholder proposals be received at the Company's principal executive offices not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's 2005 proxy statement was released to shareholders on May 11, 2006. Accordingly, the deadline for shareholder proposals to be received at the Company's principal executive offices was January 11, 2006.

The Company's principal executive offices are at Mintflower Place, 8 Par-La-Ville Road, Ground Floor, Hamilton, HM08 Bermuda. That address is set forth in the Company's most recent quarterly report on Form 10-Q, Forms 8-K filed beginning July 28, 2005 and other documents filed with the Commission. As is evident from the correspondence attached as Exhibit A, a copy of the Proposal was sent via facsimile to the office of one of the Company's subsidiaries in Houston, Texas on January 6, 2006. The cover letter is addressed to a former address of the Company in Barbados. The Proponent did not deliver a copy of the Proposal to the Company's principal executive offices.

SEC Staff Legal Bulletin No. 14 makes clear that "[i]f a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement" of timely delivery. This has been confirmed in many instances, for example in *Nabors Industries Ltd.* (April 15, 2003), where in nearly identical circumstances, the Staff determined that a proposal sent to a former address of the Company's principal executive offices was excludable under Rule 14a-8(e)(2). See also *Worldcom, Inc.* (March 7, 2001), where a proposal was delivered to the company's former address, and not received at the company's principal executive offices until after the deadline. In that case also the Staff held that delivery had not been timely, and that the proposal could be excluded.

Moreover, this defect cannot be remedied. *See* Rule 14a-8(f)(1), specifying that failure to submit a proposal by the Company's properly determined deadline cannot be remedied. The Staff has consistently found that even a one day delay is sufficient to render a proposal untimely and excludable. *See, e.g., Texaco Inc.* (December 29, 1993); *International Business Machines Corporation* (January 26, 1993); *Gillette Co.* (February 12, 1990); and *Rockwell International Corp.* (November 24, 1989) (all permitting the exclusion of proposals received one day after the deadline).

CONCLUSION

Because the Proposal was not received at the principal executive offices of the Company in a timely manner as required by Rule 14a-8(e), and because this deficiency cannot be remedied by the Proponent, our opinion is that the Proposal may be excluded from the Company's 2006 Proxy Materials. We respectfully ask the Staff's concurrence that the Proposal may be excluded from the Company's 2006 Proxy Materials.

Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Please do not hesitate to call me at (281) 775-8556, if I can be of any further assistance in this matter.

Sincerely,

Bruce M. Taten
Vice President and General Counsel

cc: Mr. Thomas P.V. Masiello
Administrator
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

Ms. Linda Priscilla
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

Exhibit A

Proposal and Accompanying Correspondence

HEALTH & WELFARE
PENSION
ANNUITY
TRAINING FUND
LEGAL SERVICES

MASSACHUSETTS LABORERS' BENEFIT FUNDS

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

FAX COVER SHEET

DATE: 1-6-06

TO: Daniel McLachlin

COMPANY: Nabors Industries

FAX NO.: 281-775-8029

OF PAGES: 5
(Including Cover Sheet)

FROM
Thomas P. V. Masiello, Administrator
Massachusetts Laborers' Benefit Funds
Tel: (781) 272-1000 Ext: 131
Fax: (781) 238-0717

Message

If you should have any problems receiving this transmission, please contact Debbie Kaupelis, Ext: 134.

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

Sent Via Fax: (281)775-8029

January 6, 2006

Daniel McLachlin, Corporate Secretary
Nabors Industries, Ltd.
2nd Floor Int'l Trading Center
Warrens, P.O. Box 905e
St. Michael Barbados D0 0000

SUBJECT: Shareholder Proposal

Dear Mr. McLachlin:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Nabors Industries, Ltd. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,600 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate

RECEIVED
JAN 0 5 2006
LEGAL DEPT.

letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America, Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006

Very truly yours,

Thomas P. V. Masiello

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

Performance-Based Options Proposal

Resolved:

That the shareholders of Nabors Industries, Ltd. (the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Supporting Statement:

As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not performance superior to the company's peer group.

Our shareholder proposal advocates performance-based stock options in the form of indexed, premium-priced or performance-vesting stock options. With indexed options, the option exercise price moves with an appropriate peer group index so as to provide compensation value only to the extent that the company's stock price performance is superior to the companies in the peer group utilized. Premium-priced options entail the setting of an option exercise price above the exercise price used for standard fixed-priced options so as to provide value for stock price performance that exceeds the premium option price. Performance-vesting options encourage strong corporate performance by conditioning the vesting of granted options on the achievement of demanding stock and/or operational performance measures.

Our shareholder proposal requests that the Company's Compensation Committee utilize one or more varieties of performance-based stock options in constructing the long-term equity portion of the senior executives' compensation plan. The use of performance-based options, to the extent they represent a significant portion of the total options granted to senior executives, will help place a strong emphasis on rewarding superior corporate performance and the achievement of demanding performance goals.

Leading investors and market observers, such as Warren Buffet and Alan Greenspan, have criticized the use of fixed-price options on the grounds that they all to often reward mediocre or poor performance. The Conference Board's Commission on Public Trust and Private Enterprise in 2002 looked at the issue of executive compensation and endorsed the use of performance-based options to help restore public confidence in the markets and U.S. corporations.

At present, the Company does not employ performance-based stock options as defined in this proposal, so shareholders cannot be assured that only superior performance is being rewarded. Performance-based options can be an important component of a compensation plan designed to focus senior management on accomplishing long-term corporate strategic goals and superior long-term corporate performance. We urge your support for this important executive compensation reform.

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

February 6, 2006

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SUBJECT: Response to Nabors Industries Ltd.'s Request for No-Action Advice Concerning the Massachusetts Laborers Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Massachusetts Laborers Pension Fund ("Fund") hereby submits this letter in reply to Nabors Industries Ltd.'s ("Nabors" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal regarding performance-based compensation for senior executives ("Proposal") and supporting statement submitted to the Company for inclusion in its 2006 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

On January 6, 2006, the Fund sent the Proposal by Federal Express to the address identified on the Company's most recent Proxy Statement as its principal executive offices. The deadline for shareholders submissions was January 11, 2006. On the same day the Fund also transmitted a courtesy copy of the Proposal to the Company's Corporate Secretary by facsimile. Attached as Exhibit A is the confirmation that the faxed version of the Proposal was received.[1] Given that the Corporate Secretary received the Proposal in advance of the deadline, we believe as a matter of equity that the Proposal should be included in the Proxy Statement for the Company's 2006 annual meeting. The Proponent in good faith relied on the information provided shareholders in the Company's Proxy Statement, took the additional step of faxing the Proposal to the Corporate Secretary, and should not be penalized since the Company received the Proposal in advance of the submission deadline.

For these reasons we respectfully submit that the Proposal should be included in the company's 2006 proxy materials.

Very truly yours,

Thomas P.V. Masiello

Thomas P.V. Masiello
Administrator

TPVM/dmk
Enclosures

Cc: Daniel McLachlin, Corporate Secretary
Linda Priscilla

---

[1] The facsimile number to which the Proposal was successfully transmitted is the identical number to which previous shareholder proposals have been submitted to the Company.

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

EXHIBIT "A"

<u>Sent Via Fax: (281)775-8029</u>

January 6, 2006

Daniel McLachlin, Corporate Secretary
Nabors Industries, Ltd.
2nd Floor Int'l Trading Center
Warrens, P.O. Box 905e
St. Michael Barbados D0 0000

SUBJECT: Shareholder Proposal

Dear Mr. McLachlin:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Nabors Industries, Ltd. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,600 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America, Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006

Very truly yours,

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

Performance-Based Options Proposal

Resolved:

That the shareholders of Nabors Industries, Ltd. (the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Supporting Statement:

As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not performance superior to the company's peer group.

Our shareholder proposal advocates performance-based stock options in the form of indexed, premium-priced or performance-vesting stock options. With indexed options, the option exercise price moves with an appropriate peer group index so as to provide compensation value only to the extent that the company's stock price performance is superior to the companies in the peer group utilized. Premium-priced options entail the setting of an option exercise price above the exercise price used for standard fixed-priced options so as to provide value for stock price performance that exceeds the premium option price. Performance-vesting options encourage strong corporate performance by conditioning the vesting of granted options on the achievement of demanding stock and/or operational performance measures.

Our shareholder proposal requests that the Company's Compensation Committee utilize one or more varieties of performance-based stock options in constructing the long-term equity portion of the senior executives' compensation plan. The use of performance-based options, to the extent they represent a significant portion of the total options granted to senior executives, will help place a strong emphasis on rewarding superior corporate performance and the achievement of demanding performance goals.

Leading investors and market observers, such as Warren Buffet and Alan Greenspan, have criticized the use of fixed-price options on the grounds that they all to often reward mediocre or poor performance. The Conference Board's Commission on Public Trust and Private Enterprise in 2002 looked at the issue of executive compensation and endorsed the use of performance-based options to help restore public confidence in the markets and U.S. corporations.

At present, the Company does not employ performance-based stock options as defined in this proposal, so shareholders cannot be assured that only superior performance is being rewarded. Performance-based options can be an important component of a compensation plan designed to focus senior management on accomplishing long-term corporate strategic goals and superior long-term corporate performance. We urge your support for this important executive compensation reform.

****
*** TX REPORT ***
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TRANSMISSION OK

TX/RX NO	4175
CONNECTION TEL	912817758029
CONNECTION ID	NCS
ST. TIME	01/06 12:50
USAGE T	02'02
PGS.	5
RESULT	OK

HEALTH & WELFARE
PENSION
ANNUITY
TRAINING FUND
LEGAL SERVICES

MASSACHUSETTS LABORERS' BENEFIT FUNDS

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

FAX COVER SHEET

DATE: 1-6-06

TO: Daniel McLachlin

COMPANY: Nabors Industries

FAX NO.: 281-775-8029

 # OF PAGES: 5
(Including Cover Sheet)

FROM
Thomas P. V. Masiello, Administrator
Massachusetts Laborers' Benefit Funds
Tel: (781) 272-1000 Ext: 131
Fax: (781) 238-0717

Message

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated January 16, 2006

The proposal relates to stock options.

There appears to be some basis for your view that Nabors may exclude the proposal under rule 14a-8(e)(2) because Nabors received it after the deadline for submitting proposals. We note in particular your representation that the proposal was not received at Nabors' principal executive office, and that Nabors' principal executive office is located in Bermuda. Accordingly, we will not recommend enforcement action to the Commission if Nabors omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Mark F. Vilardo
Special Counsel